UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        ---------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )

                     House2Home, Inc. (F/K/A HomeBase, Inc.)
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   43738E 10 8
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                                 (CUSIP number)

                                Herbert J. Zarkin
                              c/o House2Home, Inc.
                              3345 Michelson Drive
                            Irvine, California 92612
                                  (949)442-5000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 11, 2001
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             (Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

                  Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 pages)

                           ---------------------------
            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 43738E  10  8                13D                 Page  2  of  5  Pages
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------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

       HERBERT J. ZARKIN

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

------ -------------------------------------------------------------------------
3      SEC USE ONLY


------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

       Not Applicable

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5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) or 2(e)
                                                                             [_]

------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
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                       7      SOLE VOTING POWER
      NUMBER OF
                              1,702,672 /(1)/
       SHARES          ------ --------------------------------------------------
                       8      SHARED VOTING POWER
    BENEFICIALLY
                              0
      OWNED BY         ------ --------------------------------------------------
                       9      SOLE DISPOSITIVE POWER
        EACH
                              1,702,672 /(1)/
      REPORTING        ------ --------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
     PERSON WITH
                              0
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,702,672 /(1)/

------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [_]

------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.6%

------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
------ -------------------------------------------------------------------------

/(1)/Includes options to purchase 815,000 shares of Common Stock of the Issuer, which options are currently exercisable. Pursuant to SEC Rule 13d-3(d)(1)(i)(D), the percentage of common stock is based on 37,596,435 shares of common stock issued and outstanding as of October 27, 2001.


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CUSIP No. 43738E  10  8                13D                 Page  3  of  5  Pages
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ITEM 1(a).  NAME OF ISSUER:

       House2Home, Inc. (F/K/A HomeBase, Inc.), a Delaware corporation (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       The principal executive offices of the Issuer are located at 3345 Michelson Drive, Irvine, California 92612.

ITEM 1(c).  TITLE OF CLASS OF EQUITY SECURITIES:

       Common stock, par value $.01 per share (the "Common Stock").

ITEM 2(a)-(c), (f).  IDENTITY AND BACKGROUND:

       The Reporting Person is Herbert J. Zarkin, an individual United States citizen whose present principal employment is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer at the address listed above in Item 1(b) and the Chairman of the Board of Directors of BJ's Wholesale Club, Inc., a corporation headquartered at One Mercer Road, Natick, Massachusetts 01760.

ITEM 2(d).  CRIMINAL CONVICTIONS IN LAST FIVE YEARS:

       The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

ITEM 2(e).  CERTAIN CIVIL PROCEEDINGS IN LAST FIVE YEARS:

       The Reporting Person has not, during the last five years, been a party to any civil proceeding as a result of which he has been subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

       Not applicable.

ITEM 4.     PURPOSE OF TRANSACTION:

       The Reporting Person intends to sell, or otherwise dispose of, all or substantially all of his ownership of shares of stock through sales in the open market or in privately negotiated transactions.

       On November 7, 2001, the House2Home, Inc. filed voluntary petitions under Chapter 11 of the Federal Bankruptcy Code. The filings were made in the U.S. Bankruptcy Court in Santa Ana, California. The Company will liquidate and cease operating all 42 of its House2Home home decorating superstores under a motion approved by the Bankruptcy Court. Once the stores have been liquidated the Board of Directors is expected to resign their positions.

ITEM 5(a)-(b).  AGGREGATE NUMBER AND PERCENTAGE OF CLASS OF COMMON STOCK:

       The  responses to Items 7-11 and Item 13 of the cover page of this
Schedule 13D are hereby incorporated by reference.


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CUSIP No. 43738E  10  8                13D                 Page  4  of  5  Pages
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ITEM 5(c).  TRANSACTIONS IN THE COMMON STOCK WITHIN LAST 60 DAYS:

       The Reporting Person has effected a sale of 375,000 shares of Common Stock of the Issuer on the open market:

Transaction Date            Amount of Common Stock Sold                 Price
----------------            ---------------------------                -------
December 11, 2001                     375,000                          $0.0032



ITEM 5(d).  RIGHTS OF ANY OTHER PERSON:

       Not applicable.

ITEM 5(e). DATE ON WHICH REPORTING PERSON CEASED TO BE BENEFICIAL OWNER OF FIVE PERCENT OF COMMON STOCK:

       December 11, 2001

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

       The Reporting Person holds options for the purchase of a total of 565,000 shares of the Common Stock of the Issuer granted pursuant to the Issuer's 1989 Stock Incentive Plan dated as of June 14, 1989 (the "1989 Stock Incentive Plan"). The Reporting Person also holds options for the purchase of a total of 500,000 shares of the Common Stock of the Issuer granted pursuant to the Issuer's 1997 Stock Incentive Plan dated as of July 27, 1997 (the "1997 Stock Incentive Plan"). These options include 250,000 options, half of which are first exercisable on August 30, 2002, and the other half on August 30, 2003. Pursuant to the terms of the 1997 Stock Incentive Plan and the 1989 Stock Incentive Plan, in the event of a change of control of the Issuer, any theretofore unsatisfied conditions to the vesting of any stock options held by the Reporting Person shall be deemed immediately satisfied.

       To the best knowledge of the Reporting Person, other than as described herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Issuer (other than standard default and similar provisions contained in loan agreements).

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

       None.



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CUSIP No. 43738E  10  8                13D                 Page  5  of  5  Pages
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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2001


                                                 /s/ Herbert J. Zarkin
                                                 -------------------------------
                                                 Name:  Herbert J. Zarkin